State Street Bank and Trust Company

Legal Services Department

100 Summer Street, 7th Floor

Boston, MA 02111

April 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	The China Fund, Inc. (the “Fund”)
File No. 811-05749

Dear Sir/Madam:

On behalf of the above referenced Fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) is a preliminary copy of the Notice and Proxy Statement to be sent to stockholders in connection with a Special Meeting of Stockholders of the Fund to be held on June 20, 2017. The close of business on or about May 2, 2017 is the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournments thereof. The meeting will be held for the following purposes:

(1)	To approve the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement between the Fund and Open Door Investment Management Ltd.; and

(2)	To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to Rule 14a-6(i)(2) of the 1934 Act, no fee is required for this filing.

If you have any questions concerning this filing, you may contact me at (617) 662-1504.

Very truly yours,

/s/ Brian F. Link

Brian F. Link

Vice President

Enclosures